EXHIBIT 14.2

CODE OF BUSINESS CONDUCT AND ETHICS
(Effective as of November 13, 2003)

I.	Introduction

SpectraSite, Inc., and its subsidiaries (the “Company” or “SpectraSite”), requires high standards of professional and ethical conduct from our employees and directors. Our reputation for honesty and integrity among our shareholders is critical to the success of our business. No employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings. For purposes of this Code of Business Conduct and Ethics (the “Code”), members of the Board of Directors of the Company (the “Board”), regardless of whether they are Company employees, are considered employees hereunder and are subject to the same obligations as employees of the Company with respect to the Company business, unless otherwise indicated.

This Code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all employees are expected to comply. Please read this Code carefully. In addition to following this Code in all aspects of your business activities, you are expected to seek guidance in any case where there is a question about compliance with both the letter and spirit of our policies and applicable laws. Any interpretation of any provisions in this Code shall be determined by the Company’s Legal Department and shall be considered binding and final with respect to any employee of SpectraSite. SpectraSite will attempt to communicate any changes to the Code on or before the effective date of such changes, but reserves the right to modify, amend or alter the Code without notice to any person or employee.

Your cooperation is necessary to the continued success of our business and the cultivation and maintenance of our reputation as a good corporate citizen.

II.	Conflicts of Interest

A conflict of interest occurs when an individual’s private interest interferes, or appears to interfere, in any way with the interests of the Company. A conflict situation can arise when an employee takes actions or has interests that may make it difficult to perform his or her work effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, such persons are likely to pose conflicts of interest, as are transactions of any kind between the Company and any other organization in which you or any member of your family have an interest.

Activities that will give rise to conflicts of interest are prohibited unless specifically approved in advance by to senior management or the Company’s Legal Department. It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interests must be reported immediately to senior management or the Company’s Legal Department.

While not all-inclusive, the following will serve as a guide to the types of activities that might cause conflicts of interests:

1.	ownership or employment in an outside company that does business with SpectraSite. This does not apply to stock or other investments held in a publicly held corporation if the value of the stock or other investments does not exceed 5% of the corporation’s stock. SpectraSite may, following a review of the facts, permit ownership interests that exceed these amounts if management concludes that the ownership will not adversely impact the Company’s business interest or the judgment of the employee;

2.	conducting personal business with a SpectraSite vendor, supplier, contractor or agency, or with any of their officers or employees;

3.	representing SpectraSite in any transaction in which you or a related party have a substantial personal interest;

4.	disclosing or using confidential, special or inside information of or about SpectraSite, particularly for personal profit or advantage;

5.	competing with SpectraSite, directly or indirectly, in the purchase, sale or ownership of property or property rights or interests, or business investment opportunities; and

6.	purchasing, selling or renting SpectraSite property or services for less than the “fair market value” or without disclosing your ownership of the property.

III.	Corporate Opportunities

Employees are prohibited from (i) taking for themselves personally opportunities that arise through the use of corporate property, information or position (ii) using corporate property, information or position for personal gain and (iii) competing with the Company. Personal gain that is immaterial and nominal in amount is not considered a violation of this Code.

IV.	Confidentiality

Employees must maintain the confidentiality of information entrusted to them by the Company or that otherwise comes into their possession in the course of their employment, except when disclosure is authorized or legally mandated.

The obligation to preserve confidential information continues even after you leave the Company. Confidential information includes all non-public information that may be of use to competitors,

or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us.

V.	Protection and Proper Use of Company Assets

All employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incidents of fraud or theft should be immediately reported to Human Resources or the Company’s Legal Department for investigation. Company assets, such as funds, products or computers, may only be used for legitimate business purposes or other purposes approved by management. Company assets may never be used for illegal purposes.

The obligation to protect Company assets includes proprietary information. Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors. Examples of proprietary information are intellectual property, business and marketing plans and employee information. The obligation to preserve proprietary information continues even after you leave the Company.

VI.	Insider Trading

Insider trading is unethical and illegal. Employees are not allowed to trade in securities of a company while in possession of material non-public information regarding that company. It is also illegal to “tip” or pass on inside information to any other person who might make an investment decision based on that information or pass the information on further. The Company has a Securities Trading Policy, which sets forth your obligations in respect of insider trading.

VII.	Fair Dealing

Each employee should endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

VIII.	Compliance with Laws, Rules and Regulations

Compliance with laws, rules and regulations applicable to our business is critical to our reputation and continued success. All employees must respect and obey all federal laws and the laws of the cities and states in which we operate and avoid even the appearance of impropriety. Employees who fail to comply with this Code and applicable laws will be subject to disciplinary measures, up to and including discharge from the Company.

IX.	Compliance With the Antitrust Laws

The Company believes in fair and open competition, and adheres strictly to the requirements of the antitrust laws. As a general proposition, any contact with a competitor may present problems under the antitrust laws. Accordingly, all employees of the Company should avoid any such contact relating to the business of the Company or the competitor without first obtaining the approval of the legal department.

We note below some general rules concerning contacts with competitors:

☐	Agreements among competitors, whether written or oral, which relate to prices are illegal per se. In other words, such agreements, by themselves, constitute violations of the antitrust laws. There are no circumstances under which agreements among competitors relating to prices may be found legal. Price fixing is a criminal offense, and may subject the Company to substantial fines and penalties and the offending employee to imprisonment and fines.

☐	The antitrust laws may be violated even in the absence of a formal agreement relating to prices. Under certain circumstances, an agreement to fix prices may be inferred from conduct, such as the exchange of price information, and from communications among competitors even without an express understanding. Although exchanges of price information are permitted in certain circumstances, employees of the Company should not participate in such exchanges without first obtaining the approval of the legal department.

☐	It is a per se violation of the antitrust laws for competitors to agree, expressly or by implication, to divide markets by territory or customers.

☐	It is a per se violation of the antitrust laws for competitors to agree not to do business with a particular customer or supplier. As with agreements to fix prices, the antitrust laws can be violated even in the absence of an express understanding.

☐	Any communication between competitors concerning problems with any customer or supplier may violate the antitrust laws and should be avoided.

X.	Compliance with Environmental Laws

The Company is sensitive to the environmental, health and safety consequences of its operations. Accordingly, the Company maintains compliance with all applicable Federal and State environmental laws and regulations. If any employee has any doubt as to the applicability or meaning of a particular environmental, health or safety regulation, he or she should discuss the matter with a member of the Company’s legal department.

XI.	Accuracy of Company Records and Reporting

Honest and accurate recording and reporting of information is critical to our ability to make responsible business decisions. The Company’s accounting records are relied upon to produce reports for the Company’s management, shareholders, creditors, governmental agencies and others. Our financial statements and the books and records on which they are based must accurately reflect all corporate transactions and conform to all legal and accounting requirements and our system of internal controls.

All employees have a responsibility to ensure that the Company’s accounting records do not contain any false or intentionally misleading entries. We do not permit intentional misclassification of transactions as to accounts, departments or accounting periods. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

Business records and communications often become public through legal or regulatory investigations or the media. We should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies. This applies to communications of all kinds, including email and informal notes or interoffice memos. Records should be retained and destroyed in accordance with the Company’s records retention policies or procedures.

XII.	Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill among business partners. These courtesies include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, travel, accommodation and other merchandise or services. In some cultures they play an important role in business relationships. However, a problem may arise when such courtesies compromise – or appear to compromise – our ability to make objective and fair business decisions. The same rules apply to employees offering gifts and entertainment to our business associates.

Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided. These guidelines apply at all times, and do not change during traditional gift-giving seasons.

The value of gifts should be nominal, both with respect to frequency and amount. Gifts are not considered “nominal” in amount if a reasonable person might believe that such gifts would influence your decisions or actions affecting the Company. Gifts that are repetitive (no matter how small) may be perceived as an attempt to create an obligation to the giver and are therefore inappropriate. Likewise, business entertainment should be moderately scaled and intended only to facilitate business goals. If, for example, tickets to a sporting or cultural event are offered, then the person offering the tickets should plan to attend the event as well. Use good judgment. “Everyone else does it” is not sufficient justification. If you are having difficulty determining whether a specific gift or entertainment item lies within the bounds of acceptable business practice, ask yourself these guiding questions:

☐	It is legal?

☐	Is it clearly business related?

☐	Is it moderate, reasonable, and in good taste?

☐	Would public disclosure embarrass the company?

☐	Is there any pressure to reciprocate or grant special favors?

☐	What is the likelihood that the Company would be able to reciprocate with a similar gift or favor?

After asking these questions, if you are still uncertain as to whether it is appropriate to accept a gift, favor or form of hospitality, you should discuss the matter with your immediate supervisor. In addition, you must report to your immediate supervisor all gifts, favors and forms of hospitality received which exceed a nominal value.

Strict rules apply when we do business with governmental agencies and officials, whether in the U.S. or in other countries, as discussed in more detail below. Because of the sensitive nature of these relationships, talk with your supervisor and the legal department before offering or making any gifts or hospitality to governmental employees.

XIII.	Payments to Domestic and Foreign Officials

Employees must comply with all laws prohibiting improper payments to domestic and foreign officials, including the U.S. Foreign Corrupt Practices Act of 1977 (the “Act”).

The Act prohibits an offer, payment, promise of payment or authorization of the payment of any money or gift to a foreign official, foreign political party, official of a foreign political party or candidate for political office to influence any act or decision of such person or party to obtain or retain business. The Act also prohibits a payment to any person with the intention that all or a portion of that payment will be offered or given, directly or indirectly, to any such political person for any such purpose.

Although so-called “grease” payments may not be illegal, the Company’s policy is to avoid such payments. If any employee finds that adherence to the Company’s policy would cause a substantial, adverse effect on operations, that fact should be reported to the Company’s legal department which will determine whether an exception may lawfully be authorized. If the facilitating payment is made, such payment must be properly entered and identified on the books of the Company and all appropriate disclosures made.

The Act further requires compliance with generally accepted accounting principles. The Company must continue to maintain financial records which, in reasonable detail, accurately and fairly reflect transactions. In particular, all bank accounts that receive or disburse funds on behalf of the Company shall be properly authorized and any such transactions recorded on the official books and records of the Company.

Violation of the Act is a criminal offense, subjecting the Company to substantial fines and penalties and any officer, director, employee or stockholder acting on behalf of the Company to imprisonment and fines. The Act prohibits the Company from paying, directly or indirectly, a fine imposed upon an individual pursuant to the Act.

Violation of this policy may result in disciplinary actions up to and including discharge from the Company.

XIV.	Seeking Unfair Advantages

Seeking to gain unfair advantages through use of payments, business courtesies or other inducements is prohibited. Offering, soliciting or receiving any form of bribe or other improper payment is prohibited.

Appropriate commissions, rebates, discounts and allowances are customary and acceptable inducements provided they are approved by SpectraSite management and are not illegal or unethical. Any such payments must be reasonable in value, competitively justified, properly documented and made to the business entity to whom the original agreement or invoice was made or issued.

In addition, employees may, with management approval, provide gifts, entertainment and meals of nominal value to customers, current and prospective business partners and other persons when such activities have a legitimate business purpose and are reasonable and consistent with applicable laws.

XV.	Reporting of any Illegal or Unethical behavior

We have a strong commitment to conduct our business in a lawful and ethical manner. Employees are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation and to report violations of laws, rules, regulations or this Code. In reporting a violation of this Code or any applicable laws, the employee should promptly report the matter to the General Counsel of the Company. We prohibit retaliatory action against any employee who, in good faith, reports a possible violation. It is unacceptable to file a report knowing it to be false.

XVI.	Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for executive officers or directors of SpectraSite will be made only by the Board of Directors or a committee of the Board of Directors and will be promptly disclosed as required by any applicable laws.

XVII.	Compliance Procedures

This Code cannot, and is not intended to, address all of the situations you may encounter. There will be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgment as to the appropriate course of action. In those circumstances we encourage you to use your common sense, and to contact your supervisor, manager or a member of Human Resources or the Company’s Legal Department for guidance. We will strive to ensure that all questions or concerns are handled fairly, discreetly and thoroughly.

XVIII.	Employee Handbook and Other Policies

This Code is supplemental to the policies and procedures contained in the Company’s Employee Handbook and contained in any other policies, procedures or agreements that the Company may implement or execute from time to time with respect to its employees. In the case of a conflict between this Code and a provision of such Employee Handbook or such other policies, procedures or agreements, the terms and conditions of this Code shall prevail and shall supercede any such conflicting provision.